Exhibit 99.1

International Data Corporation

August 18, 2017

Alteryx, Inc.

3345 Michelson Drive, Suite 400

Irvine, California 92612

Alteryx, Inc. (the “Company”) has requested that International Data Corporation (“IDC”) execute this letter in connection with a proposed public offering of the Company’s securities (the “Offering”). In connection with the Offering, the Company will be filing a registration statement on Form S-l (the “Registration Statement”) with the Securities and Exchange Commission. In response to such request, please be advised as follows:

1.	IDC consents to the use and reference to IDC’s name and to the reports entitled “Data Age 2025: The Evolution of Data to Life-Critical” dated April 2017, “Worldwide Big Data and Analytics Software Forecast, 2017–2021” dated July 2017 and “The State of Self-Service Data Preparation and Analysis Using Spreadsheets” dated November 2016.

2.	IDC consents to the use by the Company of the research data substantially in the form furnished hereto as Exhibit A, which will be included as part of the Registration Statement. In granting such consent, IDC represents that, to its knowledge, the statements made in such research data are accurate and fairly present the matters referred to therein.

Sincerely,

International Data Corporation

By:	/s/ Stephanie Geary

Name:	Stephanie Geary

Title:	Senior Inquiry Analyst, Content Permissions, IDC

Date:	Aug 18, 2017

Exhibit A

“According to IDC, the worldwide market for big data and analytics software represented approximately $49 billion in 2016 and is expected to grow to approximately $81 billion in 2021. Within the broader big data and analytics software market, our solutions currently address the business intelligence and analytic tools, analytic data integration and spatial information analysis markets, which collectively represented approximately $19 billion in 2016 and are expected to grow to approximately $29 billion in 2021.”

“According to a separate IDC study that we commissioned, an estimated 21 million spreadsheet users worldwide will work on advanced data preparation and analytics in 2016.”

“In the same study, IDC estimated that over 80% of spreadsheet users are using manual copy and paste methods to acquire data. The IDC study also estimated that in the United States alone, there is a cost to companies of approximately $60 billion per year associated with time spent by data workers repeating processes when data sources are updated.”

“The amount of data and diversity of its type, format, and source location are rapidly increasing. Based on the IDC Data Age 2025 white paper, sponsored by Seagate and published in April 2017, IDC estimates that the global datasphere will grow to 163 trillion gigabytes by 2025.”